March 28, 2005


Mail Stop 03-06


Jerry D. Leitman
President
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

Re:	FuelCell Energy, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed March 14, 2005
		File No. 333-122216

Dear Mr. Leitman:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 1 and the related revisions to your registration statement, including the characterization of the offering of the 1,500,000 shares as a primary offering rather than a secondary offering. Please supplementally explain how you intend to comply with Rule 415 of the Securities Act in connection with the primary offering. For example, if you intend to rely on Rule 415(a)(1)(x), please explain how you will comply with the requirement set forth in that subsection that the offering be commenced "promptly," and revise the cover page and where appropriate throughout the prospectus to clarify that the offering will be commenced "promptly."
2. It appears that you intend to conduct an "at the market" offering of the 1,500,000 shares. Please supplementally explain how you will comply with the provisions of Rule 415(a)(4). Alternatively, please revise to identify the price at which the shares will be sold.
3. We note your disclosure on the cover page of the prospectus and on page 86 that the common stock being registered includes shares that will be distributed to the Series B preferred stockholders who elect to receive payment of dividends in common stock rather than in cash.
Please note that we view the offering of the shares of common stock that may be distributed as dividends as commencing one year prior to the date that those shares become issuable to the Series B holders.
Please also note that it is not appropriate to register a public offering of securities that have been privately offered prior to the filing of a registration statement for that public offering.
Thus,
you may only register a primary offering of those shares that were not issuable as payment of dividends to the Series B holders within one year from the original filing date of your registration statement. Please revise your registration statement accordingly.
4. We reissue part (iii) of prior comment 2. Because the Series B preferred stockholders may elect to receive shares of common stock in lieu of cash as payment of dividends, the issuance of those shares appears to represent a "sale" within the meaning of Section 2(a)(3)
of the Securities Act. Taking into account your response to the preceding comment, please explain supplementally how the periodic distribution of shares of common stock to the Series B preferred stockholders who elect to receive their dividends in common stock will be completed in compliance with the Securities Act.



* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


Please contact Mary Beth Breslin at (202) 942-2914 or me at (202)
942-7924 with any other questions.

Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Richard A. Krantz, Esq.


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FuelCell Energy, Inc.
March 28, 2005
Page 1